NOL

RECEIVED

2007 AUG 10 A 3:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 August 2007

07025907

SUPPL

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Statements for the 2nd Quarter ended 29 June 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

dlw 8/13

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 8Aug07.DOC

Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	08-Aug-2007 07:27:31
Announcement No.	00012

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	29-06-2007

Attachments:

- NOL_Q2_2007_Financial.pdf
- 2Q07_Press_Release.pdf

Total size = **539K**
(2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 2nd Quarter Ended 29 June 2007

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2007 US$'000	YTD 2006 US$'000	% Increase/ (Decrease)	Q2 2007 US$'000	Q2 2006 US$'000	% Increase/ (Decrease)
Revenue	3,707,135	3,519,618	5	1,809,950	1,636,767	11
Cost of sales	(3,210,077)	(2,941,505)	9	(1,537,084)	(1,379,489)	11
Gross profit	497,058	578,113	(14)	272,866	257,278	6
Other gains (net)						
- Miscellaneous	20,528	10,902	88	11,283	5,140	120
- Finance and investment income	16,143	18,259	(12)	6,603	4,817	37
Expenses						
- Administrative	(335,172)	(344,532)	(3)	(168,833)	(166,013)	2
- Finance	(25,295)	(27,065)	(7)	(11,749)	(12,587)	(7)
- Other operating	(18,799)	(23,178)	(19)	(7,806)	(10,676)	(27)
Share of results of associated companies	1,298	2,126	(39)	607	609	(0)
Share of results of joint ventures	2,897	567	411	1,645	1,022	61
Profit before income tax	158,658	215,192	(26)	104,616	79,590	31
Income tax expense	(18,619)	(24,611)	(24)	(9,685)	(10,758)	(10)
Net profit for the financial period	140,039	190,581	(27)	94,931	68,832	38
Attributable to:						
Equity holders of the Company	135,762	186,963	(27)	93,042	67,453	38
Minority interest	4,277	3,618	18	1,889	1,379	37
	140,039	190,581	(27)	94,931	68,832	38

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2007 US$'000	YTD 2006 US$'000	% Increase/ (Decrease)	Q2 2007 US$'000	Q2 2006 US$'000	% Increase/ (Decrease)
(A) Investment Income	22	-	N/M	22	-	N/M
(B) Other Income including Interest Income	21,759	18,879	15	10,316	6,246	65
(C) Interest on Borrowings	(21,711)	(21,310)	2	(9,781)	(9,900)	(1)
(D) Depreciation and Amortisation	(123,102)	(121,435)	1	(57,912)	(56,495)	3
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(6,760)	(6,463)	5	(1,815)	(2,982)	(39)
(F) Foreign Exchange Gain	5,008	7,918	(37)	3,041	1,495	103
(G) Adjustment for (Under)/Over Provision for Tax in Prior Years	(61)	(870)	(93)	186	(429)	N/M
(H) Profit on Sale of Investments and Property, Plant and Equipment	11,977	4,116	191	6,288	2,685	134

1.(b)(i) Balance Sheets

	Group			Company		
	29 June 2007 US$'000	29 Dec 2006 US$'000	% Increase/ (Decrease)	29 June 2007 US$'000	29 Dec 2006 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	507,762	694,313	(27)	18,035	26,111	(31)
Trade and other receivables	964,788	907,085	6	835,491	735,454	14
Inventories at cost	119,219	101,567	17	-	-	0
Derivative financial instruments	53,687	45,225	19	43,343	41,526	4
Other current assets	42,464	36,491	16	497	551	(10)
Total current assets	1,687,920	1,784,681	(5)	897,366	803,642	12
Non-current Assets						
Investments in subsidiaries	-	-	0	997,465	1,007,739	(1)
Investments in associated companies	9,551	8,736	9	24	24	0
Investments in joint ventures	20,008	17,112	17	-	-	0
Available-for-sale financial assets	235	323	(27)	-	11	(100)
Property, plant and equipment	2,381,882	2,168,365	10	45,525	47,153	(3)
Investment properties	19,497	23,114	(16)	-	-	0
Deferred charges	4,364	3,311	32	-	-	0
Intangible assets	35,421	26,115	36	19	26	(27)
Goodwill arising on consolidation	121,522	121,454	0	-	-	0
Deferred income tax assets	40,577	43,786	(7)	-	-	0
Other non-current assets	66,455	73,889	(10)	3,206	3,098	3
Total non-current assets	2,699,512	2,486,205	9	1,046,239	1,058,051	(1)
TOTAL ASSETS	4,387,432	4,270,886	3	1,943,605	1,861,693	4
LIABILITIES						
Current Liabilities						
Trade and other payables	935,823	915,633	2	89,831	86,703	4
Current income tax liabilities	29,218	36,364	(20)	17,321	18,166	(5)
Borrowings	73,226	141,683	(48)	4,085	8,539	(52)
Provisions	39,315	47,029	(16)	370	926	(60)
Deferred income	4,637	4,637	0	-	-	0
Derivative financial instruments	45,842	67,132	(32)	43,343	41,526	4
Other current liabilities	223,791	178,472	25	-	-	0
Total current liabilities	1,351,852	1,390,950	(3)	154,950	155,860	(1)
Non-current Liabilities						
Borrowings	527,569	530,412	(1)	-	-	0
Provisions	127,062	115,987	10	-	-	0
Deferred income	3,014	5,478	(45)	-	-	0
Deferred income tax liabilities	17,785	17,148	4	10,338	10,329	0
Other non-current liabilities	69,408	68,816	1	-	-	0
Total non-current liabilities	744,838	737,841	1	10,338	10,329	0
TOTAL LIABILITIES	2,096,690	2,128,791	(2)	165,288	166,189	(1)
NET ASSETS	2,290,742	2,142,095	7	1,778,317	1,695,504	5
EQUITY						
Share capital	836,488	822,066	2	836,488	822,066	2
Shares held by employee benefit trust	(933)	(2,482)	(62)	-	-	0
Retained earnings	1,377,846	1,280,755	8	917,794	852,015	8
Other reserves	36,413	8,378	335	24,035	21,423	12
Capital and reserves attributable to equity holders of the Company	2,249,814	2,108,717	7	1,778,317	1,695,504	5
Minority interest	40,928	33,378	23	-	-	0
TOTAL EQUITY	2,290,742	2,142,095	7	1,778,317	1,695,504	5
Net current assets	336,068	393,731	(15)	742,416	647,782	15

1.(b)(ii) Borrowings

The Group
As at 29 June 2007

	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,444	66,690	92	73,226
Amount repayable on or before 29 June :				
2009	6,891	-	42	6,933
2010	7,269	-	6	7,275
2011	7,637	-	-	7,637
2012	8,020	-	-	8,020
Thereafter	54,296	443,408	-	497,704
	90,557	510,098	140	600,795

As at 29 December 2006	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,980	135,468	235	141,683
Amount repayable in :				
2008	6,651	-	50	6,701
2009	7,051	-	10	7,061
2010	7,410	-	10	7,420
2011	7,787	-	-	7,787
Thereafter	58,317	443,126	-	501,443
	93,196	578,594	305	672,095

The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases of the Group are as follows:

The Group
As at 29 June 2007

	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2007	282,293	17,443	44,032	14,405	34,302	392,475
Amount repayable in :						
2008	560,120	20,114	78,691	28,545	59,675	747,145
2009	508,368	12,015	70,874	14,948	48,033	654,238
2010	439,953	509	69,528	9,718	29,211	548,919
2011	418,666	-	69,937	8,669	21,225	518,497
Thereafter	1,670,635	-	877,747	28,000	51,503	2,627,885
	3,880,035	50,081	1,210,809	104,285	243,949	5,489,159

As at 29 December 2006	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	485,977	37,194	76,823	31,105	62,029	693,128
Amount repayable in :						
2008	513,070	20,230	73,858	28,640	49,031	684,829
2009	487,785	12,084	69,960	14,987	40,275	625,091
2010	435,846	512	69,587	9,737	25,618	541,300
2011	418,666	-	69,893	8,684	18,827	516,070
Thereafter	1,655,514	-	880,948	28,052	44,378	2,608,892
	3,996,858	70,020	1,241,069	121,205	240,158	5,669,310

1.(c) Consolidated Cash Flow Statement

	Group			
	YTD 2007 US$'000	YTD 2006 US$'000	Q2 2007 US$'000	Q2 2006 US$'000
Cash Flows from Operating Activities				
Profit before income tax	158,658	215,192	104,616	79,590
Adjustments for :				
Amortisation of non-current assets and deferred income	1,305	960	846	483
Depreciation of property, plant and equipment	121,560	120,238	56,952	55,890
Depreciation of investment properties	237	237	114	122
Fair value gains on interest rate collars: not qualifying as hedges	-	(15)	-	-
Fair value losses on cross currency interest rate swaps: fair value hedges	-	3,525	-	1,745
Fair value gains on long term borrowings: fair value hedge adjustment on bond	-	(257)	-	(157)
Fair value losses on forward foreign exchange contracts: not qualifying as hedges	49	-	268	-
Premium on bunker call option	2,493	-	683	-
Interest expense	21,711	21,310	9,781	9,900
Interest income	(15,705)	(14,672)	(6,473)	(4,947)
Investment income	(22)	-	(22)	-
Share-based compensation costs	5,257	3,985	2,854	2,585
Fair value losses/(gains) on shares held by employee benefit trust	2,370	(968)	1,146	(267)
Net profit on disposal of property, plant and equipment	(11,834)	(1,530)	(6,291)	(929)
Net profit on disposal of subsidiaries	-	(2,135)	-	(1,720)
Net profit on disposal of available-for-sale financial assets	(153)	(451)	-	(36)
Net loss on disposal of other non-current investments	10	-	3	-
Net provision for impairment of loans and non-trade debts to associated companies	703	1,155	405	549
Net provision for/(write-back of) restructuring and termination costs	101	(360)	177	(350)
Net provision for insurance, litigation and other claims, net of reimbursement	14,259	12,666	8,440	6,842
Net provision for drydocking costs	1,321	441	267	203
Net write-back of provision for impairment of other non-current asset	-	(172)	-	(86)
Share of results of associated companies	(1,298)	(2,126)	(607)	(609)
Share of results of joint ventures	(2,897)	(567)	(1,645)	(1,022)
Unrealised translation losses/(gains)	2,092	(812)	1,628	414
Operating cash flow before working capital changes	300,217	355,744	173,142	148,200
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :				
Receivables	(74,534)	(44,907)	(111,810)	(25,566)
Inventories	(17,650)	(9,938)	(21,571)	(7,623)
Payables	50,840	(9,821)	98,611	2,941
Net amount due from associated companies	(854)	(1,536)	(215)	(508)
Cash generated from operations	257,819	289,542	138,157	117,444
Interest paid	(21,966)	(21,387)	(7,904)	(12,191)
Interest received	15,706	16,385	7,372	5,271
Net income tax paid	(21,968)	(46,792)	(10,980)	(10,310)
Net cash inflow from operating activities	229,591	237,748	126,645	100,214
Cash Flows from Investing Activities				
Acquisition of additional interests in a subsidiary	(81)	-	(81)	-
Net proceeds from/(repayment of) loans receivable	24	(2,532)	(28)	38
Investment income received	22	-	22	-
Additions in other non-current investments	(710)	(607)	(553)	-
Purchase of property, plant and equipment	(345,968)	(98,596)	(206,555)	(50,498)
Purchase of intangible assets	(441)	(2,314)	(380)	(224)
Proceeds from disposal of property, plant and equipment	15,604	3,120	8,376	1,693
Proceeds from disposal of an investment property	4,245	-	4,245	-
Proceeds from disposal of available-for-sale financial assets	165	631	-	216
Proceeds from disposal of other non-current investments	76	9	1	9
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [1]	13,194	2,018	516	2,041
Net cash outflow from investing activities	(313,870)	(98,271)	(194,437)	(46,725)
Cash Flows from Financing Activities				
Proceeds from borrowings	102	64,525	102	35,201
Net contribution from employees for purchase of shares by the employee benefit trust	-	28	1,548	(1)
Capital distribution to equity holders	-	(824,756)	-	-
Dividends paid to equity holders	(38,671)	-	(38,671)	-
Dividends paid to minority interest	(897)	(588)	(71)	(588)
Capital contribution by minority interest	-	5,527	-	43
Proceeds from issue of new ordinary shares	11,777	3,788	8,143	377
Repayment of borrowings	(73,083)	(52,960)	(31,557)	(41,459)
Net payment for early redemption of bond and termination of cross currency interest rate swap	-	(298,204)	-	(298,204)
Payment of costs incurred in connection with long term financing	(1,500)	(270)	-	(270)
Net cash outflow from financing activities	(102,272)	(1,102,910)	(60,506)	(304,901)
Net decrease in cash and cash equivalents	(186,551)	(963,433)	(128,298)	(251,412)
Cash and cash equivalents at beginning of financial period	694,313	1,160,946	636,060	448,925
Cash and cash equivalents at end of financial period	507,762	197,513	507,762	197,513

1.(c) Consolidated Cash Flow Statement (continued)

[1] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group			
	YTD 2007	YTD 2006	Q2 2007	Q2 2006
	US$'000	US$'000	US$'000	US$'000
Net assets disposed :				
Other non-current assets	8,425	354	585	340
Current assets	11,951	979	197	618
Current liabilities	(3,261)	(26)	(46)	(26)
Non-current liabilities	(169)	-	-	-
Net attributable assets disposed	16,946	1,307	736	932
Less : Minority interest	3,669	(36)	-	-
Add : Foreign currency translation reserve	(1,096)	(441)	(32)	(11)
	19,519	830	704	921
Net profit on disposal of subsidiaries	-	2,135	-	1,720
Net proceeds from disposal of subsidiaries	19,519	2,965	704	2,641
Less : Cash of subsidiaries disposed	(6,325)	(947)	(188)	(600)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	13,194	2,018	516	2,041

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company					
	Share capital	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	(2,482)	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	8,134	-	8,134
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	17,314	-	17,314
Fair value loss on available-for-sale financial asset	-	-	-	(39)	-	(39)
Tax on fair value gains and losses	-	-	-	(378)	-	(378)
Currency translation differences	-	-	-	(680)	18	(662)
Net gains recognised directly in equity	-	-	-	24,351	18	24,369
Net profit for the financial period	-	-	42,720	-	2,388	45,108
Total gains recognised for the financial period	-	-	42,720	24,351	2,406	69,477
Dividends to minority interest	-	-	-	-	(826)	(826)
Disposal of a subsidiary	-	-	-	-	3,669	3,669
Employee equity compensation schemes:						
- value of employee services	-	-	-	2,403	-	2,403
- proceeds from shares issued	6,279	-	-	(2,645)	-	3,634
Sale of shares by employee benefit trust	-	310	-	-	-	310
Balance at 6 April 2007	828,345	(2,172)	1,323,475	32,487	38,627	2,220,762
Fair value gains on cash flow hedges	-	-	-	4,575	-	4,575
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(3,306)	-	(3,306)
Fair value loss on available-for-sale financial asset	-	-	-	(23)	-	(23)
Tax on fair value gains and losses	-	-	-	76	-	76
Currency translation differences	-	-	-	(250)	497	247
Net gains recognised directly in equity	-	-	-	1,072	497	1,569
Net profit for the financial period	-	-	93,042	-	1,889	94,931
Total gains recognised for the financial period	-	-	93,042	1,072	2,386	96,500
Dividends to equity holders	-	-	(38,671)	-	-	(38,671)
Dividends to minority interest	-	-	-	-	(71)	(71)
Acquisition of additional interests in a subsidiary	-	-	-	-	(14)	(14)
Employee equity compensation schemes:						
- value of employee services	-	-	-	2,854	-	2,854
- proceeds from shares issued	8,143	-	-	-	-	8,143
Sale of shares by employee benefit trust	-	1,239	-	-	-	1,239
Balance at 29 June 2007	836,488	(933)	1,377,846	36,413	40,928	2,290,742

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Share capital	Share premium	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company						
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [2]	3,530	(3,530)	-	-	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	(1,399)	953,764	10,939	20,835	1,803,029
Fair value gains on cash flow hedges	-	-	-	-	39,779	-	39,779
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(16,269)	-	(16,269)
Fair value loss on currency risk of bond	-	-	-	-	(11,980)	-	(11,980)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	-	11,980	-	11,980
Fair value gain on available-for-sale financial asset	-	-	-	-	69	-	69
Currency translation differences	-	-	-	-	1,682	(115)	1,567
Net gains/(losses) recognised directly in equity	-	-	-	-	25,261	(115)	25,146
Net profit for the financial period	-	-	-	119,510	-	2,239	121,749
Total gains recognised for the financial period	-	-	-	119,510	25,261	2,124	146,895
Capital contribution by minority interest	-	-	-	-	-	5,484	5,484
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	1,001	-	1,001
- proceeds from shares issued	2,555	-	-	-	(1,021)	-	1,534
Purchase of shares by employee benefit trust	-	-	(332)	-	-	-	(332)
Balance at 7 April 2006	821,445	-	(1,731)	1,073,274	36,180	28,407	1,957,575
Fair value gains on cash flow hedges	-	-	-	-	8,830	-	8,830
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(11,013)	-	(11,013)
Fair value loss on currency risk of bond	-	-	-	-	(6,247)	-	(6,247)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	-	6,247	-	6,247
Fair value loss on available-for-sale financial asset	-	-	-	-	(4)	-	(4)
Currency translation differences	-	-	-	-	457	(15)	442
Net losses recognised directly in equity	-	-	-	-	(1,730)	(15)	(1,745)
Net profit for the financial period	-	-	-	67,453	-	1,379	68,832
Total gains/(losses) recognised for the financial period	-	-	-	67,453	(1,730)	1,364	67,087
Dividends to minority interest	-	-	-	-	-	(588)	(588)
Capital contribution by minority interest	-	-	-	-	-	43	43
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	2,759	-	2,759
- proceeds from shares issued	621	-	-	-	(244)	-	377
Purchase of shares by employee benefit trust	-	-	(253)	-	-	-	(253)
Balance at 30 June 2006	822,066	-	(1,984)	1,140,727	36,965	29,226	2,027,000

[2] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

COMPANY	Share capital	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	852,015	21,423	1,695,504
Net profit for the financial period	-	3,863	-	3,863
Employee equity compensation schemes:				
- value of employee services	-	-	2,403	2,403
- proceeds from shares issued	6,279	-	(2,645)	3,634
Balance at 6 April 2007	828,345	855,878	21,181	1,705,404
Net profit for the financial period	-	100,587	-	100,587
Dividends to equity holders	-	(38,671)	-	(38,671)
Employee equity compensation schemes:				
- value of employee services	-	-	2,854	2,854
- proceeds from shares issued	8,143	-	-	8,143
Balance at 29 June 2007	836,488	917,794	24,035	1,778,317

COMPANY	Share capital	Share premium	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [3]	3,530	(3,530)	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	751,780	20,533	1,591,203
Fair value gains on cash flow hedges	-	-	-	11,213	11,213
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(11,999)	(11,999)
Fair value loss on currency risk of bond	-	-	-	(11,980)	(11,980)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	11,980	11,980
Net losses recognised directly in equity	-	-	-	(786)	(786)
Net profit for the financial period	-	-	135,222	-	135,222
Total gains/(losses) recognised for the financial period	-	-	135,222	(786)	134,436
Employee equity compensation schemes:					
- value of employee services	-	-	-	1,001	1,001
- proceeds from shares issued	2,555	-	-	(1,021)	1,534
Balance at 7 April 2006	821,445	-	887,002	19,727	1,728,174
Fair value gains on cash flow hedges	-	-	-	6,352	6,352
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(4,728)	(4,728)
Fair value loss on currency risk of bond	-	-	-	(6,247)	(6,247)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	6,247	6,247
Net gains recognised directly in equity	-	-	-	1,624	1,624
Net loss for the financial period	-	-	(4,118)	-	(4,118)
Total (losses)/gains recognised for the financial period	-	-	(4,118)	1,624	(2,494)
Employee equity compensation schemes:					
- value of employee services	-	-	-	2,759	2,759
- proceeds from shares issued	621	-	-	(244)	377
Balance at 30 June 2006	822,066	-	882,884	23,866	1,728,816

[3] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital

As at 29 June 2007, the Company's issued and paid-up capital comprised 1,466,900,219 (29 December 2006: 1,456,480,540) ordinary shares.

Share options

As at 29 December 2006, there were 34,344,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 6 months ended 29 June 2007, 8,625,805 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.20 per share and 1,154,669 options were cancelled.

As at 29 June 2007, there were 79,333 (29 December 2006: nil) options exercised but for which shares have yet to be allotted.

In addition, the Company granted 7,261,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 29 June 2007, options to subscribe for 31,824,526 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 29 December 2006, there were 5,001,115 outstanding performance shares under the NOL Performance Share Plan ("PSP").

During the 6 months ended 29 June 2007, 1,873,207 performance shares were vested on 2 January 2007 and 134,667 were cancelled.

In addition, the Company awarded 1,858,000 new performance shares under the PSP.

As at 29 June 2007, 4,851,241 performance shares remain outstanding under the PSP.

2. Basis of Preparation

The preparation of the second quarter 2007 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 29 June 2007 and the reported amounts of revenue and expenses during the financial period from 30 December 2006 to 29 June 2007. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705 (4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the second quarter ended 29 June 2007 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU Director	THOMAS HELD Director

Dated this 8 August 2007

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 29 December 2006.

7.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

On 30 December 2006, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2007. Further, the Group and the Company adopted Interpretations of FRS ("INT FRS") that are mandatory for application in the current financial year. The 2006 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 : Presentation of Financial Statements (Capital Disclosures)
FRS 40 : Investment Property
FRS 107 : Financial Instruments: Disclosures
INT FRS 107 : Applying the Restatement Approach under FRS 29, Financial Reporting in Hyperinflationary Economies
INT FRS 108 : Scope of FRS 102, Share-based Payment
INT FRS 109 : Reassessment of Embedded Derivatives
INT FRS 110 : Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company except as discussed below:

1) FRS 1, Presentation of financial statements (Capital disclosures)

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

The required disclosures will be made accordingly in the year end financial statements of the Group and the Company.

2) FRS 107, Financial instruments: Disclosures

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

The required disclosures will be made accordingly in the year end financial statements of the Group and the Company.

3) FRS 40, Investment property

FRS 40 requires companies to choose to measure investment properties either using the fair value or cost method.

The Group and the Company have elected to measure investment properties under the cost method. Investment properties are stated at cost less accumulated depreciation and any impairment losses.

Under the transitional provision of FRS 40, net book value of freehold land and buildings of US$23.1 million has been reclassified from property, plant and equipment to investment properties at 30 December 2006.

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8\. GROUP

	YTD 2007	YTD 2006	Q2 2007	Q2 2006
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue	**9.30 US cts**	**12.85 US cts**	**6.36 US cts**	**4.63 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**9.21 US cts**	**12.80 US cts**	**6.28 US cts**	**4.61 US cts**

9\. **Net Asset Value**

	Group			Company		
	29 June 2007 US$	29 Dec 2006 US$	Inc / (Dec) %	29 June 2007 US$	29 Dec 2006 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.53**	**1.45**	**5.52**	**1.21**	**1.16**	**4.31**

10\. **Review of the Performance of the Group**

YTD 2007 vs YTD 2006
The NOL Group achieved revenue of US$3.71 billion (YTD 2006: US$3.52 billion).

Net profit fell 27% year-on-year (YoY) from US$187.0 million in YTD 2006 to US$135.8 million in YTD 2007, primarily due to lower liner freight rates at the beginning of the year.

Q2 2007 vs Q2 2006
The NOL Group achieved revenue of US$1.81 billion (Q2 2006: US$1.64 billion).

Net profit increased 38% quarter-on-quarter (QoQ) from US$67.5 million in Q2 2006 to US$93.0 million in Q2 2007, due to improved liner freight rates in selected key trades in Q2 2007.

		YTD 2007 US$'m	YTD 2006 US$'m	Q2 2007 US$'m	Q2 2006 US$'m
(a)	**Revenue**				
	Liner	3,089	2,877	1,516	1,341
	Logistics	624	636	299	292
	Others	63	65	28	31
	Elimination	(69)	(58)	(33)	(27)
	Total	**3,707**	**3,520**	**1,810**	**1,637**
(b)	**EBIT**				
	Liner	145	200	98	76
	Logistics	26	26	14	10
	Others	5	7	-	2
	Total	**176**	**233**	**112**	**88**

(c) **Analysis by Business Units**

(i) **Liner**

YTD 2007 vs YTD 2006

Liner revenue rose 7% year-on-year (YoY) to US$3.09 billion. Volumes increased 11% YoY, mostly in the Intra-Asia short-sea trade while average revenue per FEU was 2% lower over the previous year, affected by rate pressures in key trade lanes.

EBIT totalled US$145 million, a 28% YoY decline primarily as a result of lower freight rates.

Q2 2007 vs Q2 2006

Liner revenue rose 13% quarter-on-quarter (QoQ) to US$1.52 billion. Volumes increased 12% QoQ, mostly in the Intra-Asia short-sea trade while average revenue per FEU recovered by 2% as freight rates increased in key trade lanes.

EBIT totalled US$98 million, a 29% QoQ increase due to rate restoration in key trades, improved volumes, focus on yield management and cost mitigation efforts.

APL Q2 RESULTS 2007 and 2006

Unaudited

	YTD 2007	YTD 2006	Q2 2007	Q2 2006
Load Factors %				
Transpacific Eastbound	93%	94%	93%	91%
Asia-Europe Westbound	100%	97%	100%	99%
Transatlantic Westbound	92%	99%	99%	96%
Intra-Asia Westbound	100%	94%	100%	97%
Asia-Latin America/Mexico Eastbound	97%	100%	100%	100%
Headhaul	97%	96%	98%	95%
Volume (000s FEU)				
Americas				
Transpacific	386	357	186	167
Latin America	83	79	40	37
	469	436	226	204
Europe				
Asia-Europe	213	204	101	96
Transatlantic	62	61	31	28
	275	265	132	124
Asia/Middle East				
Intra-Asia	380	311	184	154
Total Volume [4]	1,124	1,012	542	482
Operating Expenses (US$'m)				
Americas				
Transpacific	1,371	1,260	661	583
Latin America	281	262	134	124
	1,652	1,522	795	707
Europe				
Asia-Europe	552	502	264	243
Transatlantic	183	173	89	83
	735	675	353	326
Asia/Middle East				
Intra-Asia	557	480	270	232
Total Operating Expenses	2,944	2,677	1,418	1,265
Analysis of Expenses (US$'m)				
Operating Cost	2,594	2,322	1,244	1,095
General and Administrative	237	246	121	120
Depreciation and Amortisation	112	109	52	50
Others [5]	1	-	1	-
Total Operating Expenses	2,944	2,677	1,418	1,265

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

[5] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

YTD 2007 vs YTD 2006

APL Logistics recorded revenue of US$624 million, a 2% decline year-on-year (YoY). Contract Logistics revenue was down 9% YoY, while revenue in International Services increased by 14% on higher volume growth.

EBIT was flat YoY at US$26 million.

Q2 2007 vs Q2 2006

APL Logistics recorded revenue of US$299 million, a 2% increase quarter-on-quarter (QoQ). Contract Logistics revenue was down 6% QoQ while revenue in International Services increased by 19%.

EBIT was US$4 million higher, at US$14 million, due to lower costs and improved margins in the Contract Logistics segment.

APLL Q2 RESULTS 2007 and 2006
Unaudited
US$ millions

	YTD 2007	YTD 2006	Q2 2007	Q2 2006
BY REGION				
Revenue				
Americas	402	440	190	198
Europe	89	84	44	40
Asia/Middle East	133	112	65	54
Total Revenue	**624**	**636**	**299**	**292**
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	397	437	186	197
International Services	227	199	113	95
Total Revenue	**624**	**636**	**299**	**292**
Operating Expenses				
Contract Logistics Services	382	426	177	192
International Services	216	184	108	90
Total Operating Expenses	**598**	**610**	**285**	**282**
EBIT				
Contract Logistics Services	15	11	9	5
International Services	11	15	5	5
Total EBIT	**26**	**26**	**14**	**10**
Analysis of Expenses				
Operating Cost	499	513	237	238
General and Administrative	92	91	45	42
Depreciation and Amortisation	5	5	2	2
Others [6]	2	1	1	-
Total Operating Expenses	**598**	**610**	**285**	**282**

[6] Others consists of minority interest and share of results of associated companies and joint ventures.

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

12. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Over the course of the first half of this year, we have seen more positive market conditions, resulting in robust volume growth and higher freight rates in key trade lanes.

Barring unforeseen circumstances, we expect this momentum of growth to continue into the second half of the year.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

The directors are pleased to recommend an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share. The recommended interim tax exempt (one-tier) dividend has not been provided for in this financial information. This dividend will be accounted for in the shareholders' equity as an appropriation of FY 2007 profits after income tax in Q3 2007.

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	7 September 2007

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	18 September 2006

(c) **Date payable**

The interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share will be paid on 7 September 2007.

(d) **Books closure date**

Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 27 August 2007. Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 24 August 2007 will be registered to determine shareholders' entitlement to the dividends.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**YTD 2007 US$'000**	**YTD 2006 US$'000**	**Q2 2007 US$'000**	**Q2 2006 US$'000**
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	1,090	12,282	-	12,200
Keppel Telecommunications & Transportation Ltd and its associates	281	219	139	126
PSA Corporation Limited and its associates	73,555	57,743	35,819	26,353
SembCorp Marine Ltd and its associates	620	677	242	677
Singapore Petroleum Company Limited and its associates	5,649	18,254	2,648	8,055
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	2,169	2,051	1,000	959
Transactions for the Sale of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	303	-	121
PSA Corporation Limited and its associates	241	1,018	-	473

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 8 August 2007

Press Release

NOL Group 2nd Quarter 2007 Net Profit Up 38%

Singapore, 8 August 2007: Global cargo transportation and logistics group Neptune Orient Lines (NOL) today reported a net profit for the second quarter of 2007 (2Q07) of US$93 million, 38% higher than for the same period in 2006.

The Group's EBIT for 2Q07 was US$112 million, 27% higher quarter-on-quarter than in the second quarter of 2006 (2Q06).

For the first half of 2007 (1H07), the company reported net profits of US$136 million (down 27%) and EBIT of US$176 million (down 24%).

Revenues for 1H07 were up 5% to US$3.7 billion, and by 11% quarter-on-quarter.

FINANCIAL HIGHLIGHTS

	1H07	1H06	Change %	2Q07	2Q06	Change %
Revenue (US$m)	3,707	3,520	5	1,810	1,637	11
EBIT (US$m)	176	233	(24)	112	88	27
Net profit (US$m)	136	187	(27)	93	67	38

Announcing the results in Singapore, NOL Group President and Chief Executive Officer, Dr Thomas Held, said: "Quarter-on-quarter, our net profit has risen significantly, which points to a general improvement in market conditions in the liner shipping sector, and to our strong performance and the continuing success of our business model with its focus on service excellence."

In NOL's container shipping business, APL, revenues rose 7% year-to-date, and 13% on a quarter-on-quarter basis. APL carried 1.1 million FEU (forty-foot equivalent unit) in 1H07, which was 11% more cargo than in the same period of last year.

"The double-digit rise in our container volumes and improving rate situation in our key trade lanes led to an improved EBIT performance in the second quarter," said Dr Held.

NOL's supply chain services unit, APL Logistics, recorded a 2% improvement in revenues quarter-on-quarter, while year-to-date sales were down 2%.

"We have made progress with the realignment of the logistics business. This has been driven by new business wins, the launch of new products and a general increase in demand for logistics services in our key market segments," said Dr Held.

NOL is on target with its cost mitigation plan and will continue its successful focus on productivity improvements. For 1H07, overall costs per FEU improved by around 1% over the same period of 2006. This was achieved during a period when APL's overall fleet capacity grew by 11%, with headhaul ultilisation increasing to 98%.

"Our ongoing drive for cost leadership has seen us make significant productivity and efficiency enhancements, which will ensure we can continue to provide the same high standards of service to our customers into the future," said Dr Held.

GROWTH INITIATIVES

In the second quarter, NOL introduced a number of new growth initiatives.

In Liner, orders have been placed for eight high-speed, 10,000 TEU container ships to be deployed in the Asia-Europe trade. This complements the earlier announcement of a charter arrangement for five new 7,000 TEU vessels for deployment in the Transpacific trade. APL also successfully launched a new Suez Express service, connecting South East Asia and the Indian Subcontinent with the US East Coast via the Suez Canal, which is the industry's fastest alternative to the Panama Canal.

NOL continued to enhance its global terminal network – with expansion underway in Vietnam and on the US West Coast. A major new investment is planned at Maasvlakte 2 in the Port of Rotterdam. NOL is part of a consortium, also comprising Hyundai Merchant Marine, Mitsui OSK Lines, DP World and CMA CGM, which has been awarded the concession for the first container terminal to be developed at Maasvlakte 2. The 156-hectare terminal will have a capacity of around 4 million TEU and is expected to be operational in 2013.

In Logistics, innovative new products and services have been brought to market. Our successful OceanGuaranteed^{SM} less than container load service will soon be complemented by a full container load product that provides time-definite delivery times.

The APL IndiaLinx™ container freight rail service has been running at near full capacity since its launch in June. By the end of the year, more trains and round trips will be added serving additional locations.

NOL Chairman Mr Cheng Wai Keung added: "These investments in new capabilities and facilities are in line with our commitment to a strategy of profitable growth and innovation which creates long-term value for our customers and our shareholders."

INTERIM DIVIDEND

The NOL Board of Directors has recommended an interim tax-exempt (one-tier) dividend of 4 Singapore cents per share to be paid on 7 September 2007 to the shareholders whose names appear on the Company's share register at close of business on 24 August 2007.

OUTLOOK

Over the course of the first half of this year, we have seen more positive market conditions, resulting in robust volume growth and higher freight rates in key trade lanes.

Barring unforeseen circumstances, we expect this momentum of growth to continue into the second half of the year.

OPERATING PERFORMANCE (2Q07 vs 2Q06)

Liner

- Revenues were 13% higher at US$1.52 billion
- 2% increase in average revenues per FEU
- 12% growth in total container volumes, reflecting positive demand across all key trade routes
- Liner network capacity increased by 11%, due primarily to the introduction of new vessels and services
- Headhaul utilisation averaged 98%, compared to 95% in the second quarter of 2006
- EBIT of US$98 million, up 29%
- EBIT Margin of 6.5%
- Overall costs per FEU were flat

Logistics

- Revenues were 2% higher at US$299 million
- Strong Consolidation and Ocean Forwarding volumes
- Contract Logistics margins improved despite lower revenues
- Asia-Middle East region continues to register strongest year-on-year growth
- OceanGuaranteed℠ volumes continue to outpace forecasts
- APL IndiaLinx™ began train operations in June 2007
- New full container load, time-definite product to be launched
- EBIT of US$14 million, up US$4 million
- EBIT Margin of 4.7%

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

About NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

END